SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13G


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1)*


                            Minnesota Brewing Company
             -----------------------------------------------------
                                (Name of Issuer)


                          Common Stock, $.01 Par Value
             -----------------------------------------------------
                         (Title of Class of Securities)

                                   604005 10 8
             -----------------------------------------------------
                                 (CUSIP Number)


         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (Continued on following page(s))


                                Page 1 of 8 Pages

CUSIP NO.   604005 10 8                13G         PAGE    2    OF    8    PAGES
          ----------------                              -------    -------


--------------------------------------------------------------------------------
1      NAME OF REPORTING PERSON:  Minnesota Brewing Limited Partnership

       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


--------------------------------------------------------------------------------

2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

       (a) |_|
       (b) |_|

--------------------------------------------------------------------------------
3      SEC USE ONLY


--------------------------------------------------------------------------------
4      CITIZENSHIP OR PLACE OF ORGANIZATION

                                    U.S.A.

--------------------------------------------------------------------------------

          NUMBER OF      5     SOLE VOTING POWER

           SHARES              1,541,084

        BENEFICIALLY     6     SHARED VOTING POWER

          OWNED BY             -0-

            EACH         7     SOLE DISPOSITIVE POWER

          REPORTING            1,541,084

           PERSON        8     SHARED DISPOSITIVE POWER

            WITH

--------------------------------------------------------------------------------
9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                         1,541,084

--------------------------------------------------------------------------------
10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
       |_|


--------------------------------------------------------------------------------
11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                         45.5%

--------------------------------------------------------------------------------
12     TYPE OF REPORTING PERSON*

                         PN

--------------------------------------------------------------------------------
                                *SEE INSTRUCTIONS

CUSIP NO.   604005 10 8                13G         PAGE    3    OF    8    PAGES
          ----------------                              -------    -------


--------------------------------------------------------------------------------
1      NAME OF REPORTING PERSON:  Bruce E. Hendry

       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


--------------------------------------------------------------------------------

2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

       (a) |_|
       (b) |_|

--------------------------------------------------------------------------------
3      SEC USE ONLY


--------------------------------------------------------------------------------
4      CITIZENSHIP OR PLACE OF ORGANIZATION

                                Minnesota, U.S.A.

--------------------------------------------------------------------------------

          NUMBER OF      5     SOLE VOTING POWER

           SHARES              1,541,084

        BENEFICIALLY     6     SHARED VOTING POWER

          OWNED BY             -0-

            EACH         7     SOLE DISPOSITIVE POWER

          REPORTING            1,541,084

           PERSON        8     SHARED DISPOSITIVE POWER

            WITH

--------------------------------------------------------------------------------
9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                         1,541,084

--------------------------------------------------------------------------------
10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
       |_|


--------------------------------------------------------------------------------
11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                         45.5%

--------------------------------------------------------------------------------
12     TYPE OF REPORTING PERSON*

                         IN

--------------------------------------------------------------------------------
                                *SEE INSTRUCTIONS

CUSIP NO.   604005 10 8                13G         PAGE    4    OF    8    PAGES
          ----------------                              -------    -------


ITEM 1.

         (a)      Name of Issuer

                  Minnesota Brewing Company

         (b)      Address of Issuer's Principal Executive Offices

                  882 West Seventh Street
                  Saint Paul, MN  55102

ITEM 2.

         (a)      Name of Person Filing.

                  1.  Minnesota Brewing Limited Partnership
                  2.  Bruce E. Hendry

         (b) Address of Principal Business Office or, if none, Residence.

                  1.  882 West Seventh Street, Saint Paul, MN 55102
                  2.  882 West Seventh Street, Saint Paul, MN 55102

         (c)      Citizenship.

                  1. Minnesota Brewing Limited Partnership is a Minnesota Corporation.
                  2.  Mr. Hendry is an American citizen.

         (d)      Title of Class of Securities.

                  Common Stock, $.01 par value.

         (e)      CUSIP Number.
                  604005 10 8

ITEM 3.

                  Not Applicable.

ITEM 4.           Ownership

         (a)      Beneficial Ownership of Filing Parties

                  1. The ownership of Minnesota Brewing Limited Partnership as of December 31, 1997 was as follows:

                           (a)      Amount beneficially owned (all of which are
                                    held directly)                     1,541,084
                           (b)      Percent of Class:                      45.4%


                                Page 4 of 8 Pages

                           (c)      Number of shares as to which person has:

                                    (1)     Sole power to vote or direct the
                                            vote:                      1,541,084
                                    (2)     Shared power to vote or direct the
                                            vote:                            -0-
                                    (3)     Sole power to dispose or direct the
                                            disposition of:            1,541,084
                                    (4)     Shared power to dispose or direct
                                            the disposition of:              -0-

                  2. The ownership of Bruce E. Hendry as of December 31, 1997 was as follows:

                           (a)      Amount beneficially owned (includes
                                    1,541,084 shares owned by the Minnesota
                                    Brewing Limited Partnership)
                           (b)      Percent of Class:                      45.5%
                           (c)      Number of shares as to which person has:
                                    (1)     Sole power to vote or direct the
                                            vote:                      1,541,084
                                    (2)     Shared power to vote or direct the
                                            vote:                            -0-
                                    (3)     Sole power to dispose or direct the
                                            disposition of:            1,541,084
                                    (4)     Shared power to dispose or direct
                                            the disposition of:              -0-

                           Bruce E. Hendry is sole shareholder and President of Minnesota Brewing Management Company, the General Partner of Minnesota Brewing Limited Partnership, (the "Partnership") which owns 1,541,084 shares of common stock of the Issuer. Mr. Hendry is also a limited partner in the Partnership. Mr. Hendry disclaims any beneficial interest in the Partnership in excess of the shares attributed to his interest as the sole shareholder of Minnesota Brewing Management Company as General Partner of the Partnership and as a limited partner, which shares totaled 1,139,015 at December 31, 1997.

ITEM 5.           Ownership of Five Percent or less of a Class

                  Not Applicable.

ITEM 6.           Ownership of More Than Five Percent on Behalf of Another
                  Person

                  Not Applicable.

ITEM 7. Identification and Classification of the Subsidiary which Acquired the Security Reported on by the Parent Holding Company.

                  Not Applicable.


                                Page 5 of 8 Pages

ITEM 8.           Identification and Classification of Members of the Group

                  This Schedule is filed by a group consisting of the Minnesota Brewing Limited Partnership and Bruce E. Hendry.

ITEM 9.           Notice of Dissolution of Group

                  Not Applicable.

ITEM 10.          Certification

                  Not Applicable.


                                Page 6 of 8 Pages

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this Statement is true, complete and correct.


February 13, 1998                         /s/ Bruce E. Hendry
                                    --------------------------------------------
                                          Bruce E. Hendry


February 13, 1998                   MINNESOTA BREWING LIMITED
                                    PARTNERSHIP


                                    By    /s/ Bruce E. Hendry
                                      ------------------------------------------
                                          Bruce E. Hendry, President,
                                          Minnesota Brewing Management
                                          Company


                                Page 7 of 8 Pages

                                    EXHIBIT A
                                 To Schedule 13G


         The undersigned, Bruce E. Hendry and the Minnesota Brewing Limited Partnership, hereby agree that this Schedule 13G shall be filed on behalf of each of them.

February 13, 1998                         /s/ Bruce E. Hendry
                                    --------------------------------------------
                                          Bruce E. Hendry


February 13, 1998                   MINNESOTA BREWING LIMITED PARTNERSHIP


                                    By    /s/ Bruce E. Hendry
                                      ------------------------------------------
                                          Bruce E. Hendry, President,
                                          Minnesota Brewing Management Company,
                                          General Partner


                                Page 8 of 8 Pages